05011856

Hypo Real Estate

HOLDING

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Hanns-Christian Paul
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Hanns-Christian.Paul
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 10 October 2005

SUPPL

SEC MAIL PROCESSING RECEIVED OCT 12 2005 WASH, D.C. 185 SECTION

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Dr. Heiner Bendfeld

Hanns-Christian Paul

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

Enclosures

(1) to be published	Disclosure pursuant to sec. 25 par. 1 and par. 2 of the German Securities Trading Act (WpHG).
(2) 04 October 2005	Press release: Württembergische Hypothekenbank to issue a Public Jumbo Pfandbrief for EUR 1.5 billion.
(3) 03 October 2005	Press release:Hypo Real Estate Bank International: Successful completion of EUR 59 million financing to Dawnay Day's newly established Carpathian Fund.

to be published on Wednesday 12 October 2005:

WKN: 802 770 ISIN: DE 000 802 770 7

Disclosure pursuant to sec. 25 par. 1 and par. 2 of the German Securities Trading Act (WpHG)

Hypo Real Estate Holding AG announces that it has received the following notification pursuant to sec. 21 et seqq. WpHG from Brandes Investment Partners, L.P. ("Brandes"), located at 11988 El Camino Real, Suite 500, San Diego, CA 92130, USA, in a letter dated October 5th, 2005:

(i) Brandes fell below the 5% threshold of voting rights in Hypo Real Estate Holding AG as of September 29, 2005. As of September 29, 2005, Brandes was interested in 3.78% of voting rights of Hypo Real Estate Holding AG, consisting of American Depository Receipts ("ADR's") and ordinary shares.

(ii) As of September 29, 2005 Brandes was interested for purposes of the WpHG in 1,020,368 ADR's and 4,043,899 ordinary voting shares of Hypo Real Estate Holding AG.

(iii) Pursuant to sec. 22 par. 1 sent. 1 no. 6 WpHG, all of the shares are attributed to Brandes by virtue of voting and dispositive authority over its client's shares.

Hypo Real Estate Holding AG
Management Board

Press release

Wuerttembergische Hypothekenbank to issue a Public Jumbo Pfandbrief for EUR 1.5 billion

- **Spread: 0 bp**
- **Reoffer price: 99.596%**
- **Last Jumbo issue under the name of Wuerttembergische Hypothekenbank**

Stuttgart/Munich, 04.10.2005: Wuerttembergische Hypothekenbank has successfully issued a Public Jumbo Pfandbrief for EUR 1.5 billion. It comes with an annual coupon of 3.0%, and a term of seven years. The spread has been fixed at 0 bp above mid-market swaps. The reoffer price is 99.596%. This Jumbo issue is the last to be issued under the name "Wuerttembergische Hypothekenbank". From 2006 onwards, the bank will issue Pfandbriefe, including Jumbo Pfandbriefe, under the name **Hypo Real Estate Bank International AG**.

The Public Pfandbrief of Wuerttembergische Hypothekenbank has been rated AAA by S&P and Aa1 (with a positive outlook) by Moody's. It has been placed by a syndicate comprising ABN Amro, Barclays Capital, Citigroup, Commerzbank Securities, Dresdner Kleinwort Wasserstein, HVB C&M, IXIS CM and LBBW as the lead manager. 40% were placed in Germany, followed by Scandinavia (29%), Asia (8%), Great Britain (7%), Benelux (6%), France (5%) and Austria (5%).

Maturity: 12.10.2012
Value date: 12.10.2005
WKN: A0E92M
ISIN: DE000A0E92M4
Series: 1074

Information for editors:

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Wuerttembergische Hypothekenbank due to become Hypo Real Estate Bank International AG

As already announced, the Hypo Real Estate Group is taking advantage of the opportunities provided by the new Pfandbrief Act. Accordingly, the group – which is one of the largest European providers of commercial real estate financing – is combining its *international real estate financing business* in Wuerttembergische Hypothekenbank (Stuttgart), which from 2006 onwards will trade as **Hypo Real Estate Bank International AG.** Public Finance business as well as Capital Markets will be operated in Hypo Public Finance Bank puc (Dublin), which will in future be a subsidiary of Hypo Real Estate Bank International AG. The centre of competence for the *German market* is **Hypo Real Estate Bank AG** in Munich.

Press contact:

Hypo Real Estate Group:
Doris Linder
Telephone: +49 (0) 89 203007 774
Telefax.: +49 (0) 89 203007 772
Email: doris.linder@hyporealestate.com

Press release

Hypo Real Estate Bank International: Successful completion of EUR 59 million financing to Dawnay Day's newly established Carpathian Fund

Munich/London, October 3rd 2005: Hypo Real Estate Bank International announces that it has provided EUR 49 million of investment financing (plus EUR 10 million VAT financing) for the EUR 65 million net acquisition by Dawnay Day's Carpathian Fund of 4 Geant anchored retail galleries in Gdansk, Torun, Sosnowiec and Lodz, Poland. The transaction closed on 29th September, 2005.

The portfolio of four retail galleries, excluding the Hypermarkets provides approximately 25,000 sq m net lettable area and around 175 shops throughout Poland. Each property has the hypermarket operator Geant Polska, subsidiary of French Casino Group, as an anchor tenant. Gdansk, Torun, Sosnowiec and Lodz are major Polish cities with populations between 210,000 and 780,000.

Commenting, Harin Thaker, CEO - Europe, said: "I am happy to announce the successful completion of this deal with Dawnay Day's Carpathian Fund. The Carpathian Fund is targeting investment in a number of regions that are of interest to us, and we hope to work with them again in the future."

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Notes to editors:

Dawnay Day Carpathian Fund

Dawnay Day Carpathian was incorporated in mid-2005 for the purpose of investing in the retail property market in Central and Eastern Europe. Countries benefiting from the latest round of EU accession on 1 May 2004 will be targeted in particular. Other countries will also be carefully reviewed for investment opportunities, particularly where accession to the EU may be possible in the foreseeable future. Target countries therefore include the Baltic States, the Czech Republic, Hungary, Bulgaria, Poland, Romania and Slovakia.

Atlas Copco

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

Stockholm, Sweden, October 10, 2005

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco to acquire Japanese air tool manufacturer

Atlas Copco AB
Group Communications

Katarina Dahn

Sent by DHL 477 7852 262

For further information please contact:
Fredrik Möller, Business Area President, Industrial Technique business area
+46 8 743 85 05 or +46 70 515 9592
Joanna Canton, Media Relations Manager, Group Communications
+44 (0)1442 222312 or +44 (0)7971 650115

Atlas Copco to acquire Japanese air tool manufacturer

Stockholm, Sweden, October 10, 2005: Atlas Copco KK Japan has signed an agreement to acquire Japanese tool manufacturer Fuji Air Tools Co. Ltd. Fuji Air Tools has annual sales of MSEK 190 (MJPY 2 750) and 120 employees. The acquisition is subject to regulatory approvals and is expected to be completed in November, 2005.

Fuji Air Tools has its head office and primary operations in Osaka, Japan, and joint ventures in Australia, India, Brazil and Mexico. The company manufactures and distributes a wide range of standard and specialized air powered tools and accessories for customers within markets such as general industry and the motor vehicle industry.

Fuji Air Tools will become part of the Chicago Pneumatic (CP) division within Atlas Copco's Industrial Technique business area. The present majority owner and General Manager, Mr. Muneyoshi Inoue, will continue as General Manager for the company. Fuji's product line complements and gives more depth to CP's existing range. The production unit in Osaka will also provide key strategic sourcing and serve as a support to CP's operations in China.

"The addition of Fuji Air Tools into the Atlas Copco Group will provide an important gateway into the Japanese and Asian motor vehicle industry," says Fredrik Möller, Business Area President, Industrial Technique. *"Through this acquisition, we will also get access to a very capable and competitive supplier base."*

CP is increasing its presence in the industrial and automotive businesses, including an equity joint venture in China, CP Qianshao (Qingdao) Power Tools Ltd., 2004; and the acquisitions of CP Scanrotor, Sweden, 2004; and of CP Techmotive, United States, which was completed earlier this year.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49 with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP Chicago Pneumatic. More information can be found on www.atlascopco.com.

The CP division within the Industrial Technique business area is comprised of some of the world's major and long standing power tools manufacturers: CP Chicago Pneumatic, CP Desoutter, CP Georges Renault, CP Qianshao, CP Scanrotor and CP Techmotive, now fully integrated into one business. CP develops, manufactures and markets an extensive range of products, from simple fastening tools, drills and abrasive tools to the most advanced assembly and drilling systems available. The division has five focus market sectors: vehicle service, land transportation, air and spacecraft, light assembly and general industry. Primary markets include North America, Europe, and Asia. Please visit CP website for more information: www.cp.com.